EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's
Acceptance of Tenders of SHARES

__________________, 2024

Dear Shareholder:

ABS Long/Short Strategies Fund (the “Fund”) has received your tender of all or a portion of your shares of beneficial interest of the Fund (“Shares”) pursuant to its Offer to Purchase dated October 29, 2024 (the “Offer”) and accepts all or a portion of your tender. As of the Expiration Date of the Offer, the Fund will determine whether it can accept all or only a portion of your tender. If the Offer is oversubscribed, the Fund will generally repurchase only a pro rata portion of the Institutional Shares tendered by each shareholder. The purchase price of Shares tendered to and accepted by the Fund for purchase will be their Net Asset Value as of the Valuation Date.

In addition, if you are a Shareholder tendering only a portion of your Shares for purchase, you will be required to continue to hold Shares with a value of at least $25,000 after giving effect to the repurchase. If you tender an amount that would cause the value of its Shares (after giving effect to the repurchase) to fall below $25,000, the Fund may, in its discretion, repurchase all of your Shares. If all of your Shares are repurchased, you will cease to be a shareholder. If you tender an amount that would cause the value of your Shares (after giving effect to the repurchase) to fall below $25,000, you will be permitted to remain a shareholder in the Fund only if the Fund’s Chief Executive Officer or Principal Financial Officer, in his or her sole discretion, signs a written waiver of the investment minimum

If you have tendered all of your Shares and such Shares have been accepted for purchase by the Fund in a repurchase offer, you will receive cash in an amount not less than 95% of the unaudited Net Asset Value of such shareholder's repurchased Shares, determined as of the Valuation Date (the “Initial Payment”). Such payment will be made within 65 days after the Repurchase Offer Acceptance Deadline. A second and final payment (the “Final Payment”) (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will generally be made within 2 business days of the completion of the next annual audit of Shares by the Fund's independent registered public accountant.

If you have tendered only a portion of your Shares, and such Shares have been accepted for purchase by the Fund in a repurchase offer, you will receive cash in an amount equal to 100% of the unaudited NAV of such shareholder's repurchased Shares, within 65 days of the Repurchase Offer Acceptance. The escrow agent will make the Initial Payment and the Final Payment out of an escrow account created for such purpose. Any interest earned on the escrow account will be paid to the Fund.

Should you have any questions, please feel free to contact the Fund at (877) 499-9990.

Sincerely,

ABS Long/Short Strategies Fund